sirit Inc.

04 JAN 22 AM 7:21

January 15, 2004

04012306

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #04-01 for SIRIT's file.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours truly,

Anastasia Chodarcewicz

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

/encl.

dlw 1/23

33 CITY CENTRE DRIVE, SUITE 250, MISSISSAUGA, ON, L5B 2N5, CANADA
TEL: (905) 949-4404 FAX: (905) 905-6320 WEBSITE: www.sirit.com

sirit Inc.

NEWS RELEASE

January 15, 2004 **Trading Symbol: TSX: SI**

News Release #04-01

RFID by sirit

FOR MORE INFORMATION:

Jay Hussey
Vice President
The Equicom Group
(416) 815-0700 x225
jhussey@equicomgroup.com

Fred Veinot
Vice President
SIRIT
(800) 498-8760 x225
fveinot@sirit.com

SIRIT Inc. Adds Industry Executive to RFID Supply Chain Division

Mr. Larry Grella, well known within Wal-Mart and its top 100 suppliers, joins SIRIT to expand initiatives in the supply chain market for RFID

Toronto, ON – January 15, 2004 – SIRIT (TSX: SI), a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions, is pleased to announce the appointment of Mr. Larry Grella as Vice President. Mr. Grella will be focused exclusively on *growing SIRIT's RF Solutions business* initiatives in supply chain management and specifically in support of the RFID mandates from Wal-Mart and the U.S. Department of Defense.

The mainstream adoption of RFID technology is being driven by companies such as Wal-Mart, which recently directed its top 100 suppliers to have all their cases and pallets "chipped," or RFID enabled, by January 1, 2005, representing approximately 1 billion cartons. Wal-Mart has publicly stated that this initiative will help improve efficiencies, cut costs and boost sales.

Mr. Grella held senior management positions in sales, marketing and business development with a number of public and private technology companies over his 16-year career. Most recently, he worked with PSC Inc., a leading U.S.-based manufacturer of handheld terminals, to engage companies such as Wal-Mart, the U.S. Department of Defense, Michelin, Target, Proctor & Gamble, PepsiCo and several other tier one adopters of RFID technology to explore pilot programs, return on investments analysis and capital investment plans. Mr. Grella possesses significant international business experience and is a frequent speaker and guest lecturer on various business and technology topics including RFID.

William Staudt, CEO of SIRIT, commented, "Larry's extensive industry experience and contacts with partners and clients such as Wal-Mart will accelerate our key business initiatives in the quickly expanding market for supply chain applications using RFID."

About SIRIT:

As a pure play RFID company with an extensive and flexible line of products and experienced engineering, manufacturing and customer service teams, SIRIT is uniquely positioned to capitalize on the RFID revolution. SIRIT solutions support a broad range of RFID tags, standards and frequencies, and are deployed within numerous blue chip companies across a wide range of applications including electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, supply chain management and product authentication. Catalyzed by the rapid development of global standards, supported by leading retailers and manufacturers (e.g. Wal-Mart - NYSE: WMT) and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID is at the forefront of the supply chain and other mass-market applications.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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